Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                    30 JULY 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                       LETTER TO THE BOARD OF P&O PRINCESS

Attached is the text of a letter sent by Carnival to P&O Princess Board on July 24, 2002.

"
                                                                   July 24, 2002

For the attention of Peter Ratcliffe

Dear Peter,

You will have seen the announcement today by the European Commission that Carnival has received clearance to proceed with Carnival's proposed acquisition of P&O Princess without any conditions being attached by the authorities.

We would like to take this opportunity to point out something that has already been picked up by many in the media. It has become clear over the last several months that Royal Caribbean has been acting in a way, in relation to the antitrust process, in both Europe and the US, that is designed not only to undermine Carnival's offer for P&O Princess, but will also probably severely prejudice the chances of securing FTC approval for your own proposed merger with Royal Caribbean. Indeed, it appears from Royal Caribbean's actions thus far, that the following statement made by Richard Fain on February 13, 2002, was not just a hollow threat:

         "I want my view to be very clear. If there is no approval of the P&O Princess/Royal Caribbean Cruises combination tomorrow, there will, for any number of reasons, be no deals - neither our combination nor the Carnival Corporation takeover."

We have had sight of a number of documents, which have either been submitted by Royal Caribbean directly to the antitrust authorities in the UK, EU and US or contain references to Royal Caribbean's submissions or are market surveys or other data sponsored by Royal Caribbean that led us to this view. The most notable of these documents are the following:

UK Competition Commission

         Based on the UK Competition Commission report, it is clear that Royal Caribbean has argued for a very narrow view of the market stating that not only is there a distinct cruise market, but also that the UK tour operators are not part of such market. Royal Caribbean further argues that there are high barriers to entry in Europe. This is directly contrary to the commonly held view in the industry, as well as P&O Princess' own submission to the Competition Commission, which clearly indicates that cruising makes up but a small part of the overall vacation market. Further, P&O Princess asserts that barriers to entry in Europe are low and points to the numerous new entrants in the market, including the tour operators, who currently have approximately a third of the UK cruise share. Most striking is the juxtaposition of the views between P&O Princess and Royal Caribbean published in the UK Competition Commission report in Section 6.

European Commission

         Whilst we are constrained under a confidentiality agreement from disclosing specific details regarding third party filings to the EC, you will have had access to the same files as Carnival. It is clear from these filings that while Carnival, P&O Princess and the majority of the industry argued for the wider vacation market definition and low barriers to entry, Royal Caribbean was conspicuous in taking a contrary position. We both know Royal Caribbean's assertions as to the market definition and barriers to entry could cause permanent damage to P&O Princess' future long term regulatory position if such position were to be sustained and neither transaction ultimately approved. Indeed, Royal Caribbean's arguments led the EC to a preliminary conclusion that P&O Princess might already occupy a sole dominant position in the UK. We know that P&O Princess vehemently objected to Royal Caribbean's positions to the EC and believe that your submission and subsequent filings to the EC certainly provided credibility to Carnival's filings.

         Furthermore, Royal Caribbean certainly should have been aware that the arguments it was maintaining in the UK and in Europe were also likely to have repercussions in the US, where both deals are under review by the FTC, due to the exchange of information between the EC and the FTC.

US FTC

         Once again, Royal Caribbean has asserted its position as being that the cruise industry is a very narrow market. Whilst we do not have access to Royal Caribbean's filings with the FTC, we do have access to the AAI report and the principle source document it refers to, the LECG report. The LECG report was commissioned and paid for by Royal Caribbean and virtually all of the data contained within it was provided by Royal Caribbean. For example, in the LECG report, not only does Royal Caribbean argue that cruising does not compete within the overall vacation market, they allege "...price discrimination [in the cruise industry] is rampant." These types of untrue and inflammatory comments are designed for but one purpose, to torpedo both transactions. We were shocked to see the extent of the false and misleading data that Royal Caribbean provided to LECG. This information is not consistent with Royal Caribbean's statements concerning the appropriate analysis of its transaction with P&O Princess and its filings to the US Securities and Exchange Commission over a long period of time prior to the transaction.

         In addition, as you know, Royal Caribbean provided both LECG and AAI with copies of confidential information from the European Commission. In making this confidential material available, Royal Caribbean breached its own confidentiality agreement with the European Commission
         - it has admitted this breach in writing to the Commission and if you do not have a copy of that letter no doubt Royal Caribbean will supply it to you. This should tell you something about Royal Caribbean's attitude to agreements when it feels its own narrow commercial interests are at stake.

We are at a loss to understand why P&O Princess would stand idly by and allow Royal Caribbean to seek to sabotage the regulatory process for both transactions, and any future cruise transactions involving the US or the EC, when the P&O Princess shareholders sent a clear message on February 14, 2002, that they wanted to have the opportunity to review both transactions after regulatory approval. Both P&O Princess' and Carnival's filings to all the regulatory bodies have been totally consistent, even though neither P&O Princess nor their advisors have spoken to Carnival or its advisors. Yet Royal Caribbean, who is your current preferred partner and who has a contractual obligation to use its best efforts to consummate that transaction, has filed contrary, misleading and false information to regulatory bodies, in breach of its written agreements with P&O Princess and in direct contradiction to its initial position when the DLC merger proposal was announced. We are therefore witnessing two parties to an agreed, friendly merger, taking dramatically different positions with the antitrust authorities on points as basic as to the definition of the market in which they operate. This can only be detrimental to the prospects of either of the proposed mergers ever being consummated.

As you will be aware, P&O Princess' rights to influence and modify Royal Caribbean's behaviour in relation to the antitrust process are contained in the Implementation Agreement that governs the DLC merger proposed between the two companies. The relevant provisions are as follows:

o Section 4.1.7, which provides that: "Neither Party shall take any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the transactions contemplated by this Agreement"; and

o Section 4.5.2, which imposes a general obligation on both Royal Caribbean and P&O Princess to co-operate and use their reasonable best efforts to (amongst other things) obtain all necessary regulatory consents.

It is clear from the agreements that Royal Caribbean is not entitled to act in a way that would undermine the prospects of the merger closing. However, it is obvious that Royal Caribbean's activities in relation to the antitrust process are calculated to have precisely this effect. We have been advised that Royal Caribbean's activities are a breach of its agreements with P&O Princess and that, in the interests of its shareholders, P&O Princess should take action to ensure that Royal Caribbean acts in a manner consistent with its obligations under these agreements to use its best efforts to complete the merger with P&O Princess. If Royal Caribbean fails to change its behaviour, we have been advised that P&O Princess is entitled under the agreement to seek to prevent Royal Caribbean acting in a way that is detrimental to the merger and to seek redress if Royal Caribbean's behaviour leads to the merger failing to be completed.

We are now entering into a crucial phase of the regulatory process and we are keen to ensure that Royal Caribbean does not present an inconsistent and misleading picture of the market in which all cruise companies operate. The FTC, which remains the key regulatory body in relation to both transactions, is now considering all the data presented by interested parties and its decision is expected within weeks. FTC staff have indicated that they are basing their analysis on North American capacity. Based on the most current data, the market shares of Carnival/P&O Princess or Royal Caribbean/P&O Princess in North America differ by only 1-2 per cent. As a result, we continue to believe that both transactions are similarly situated with the FTC and that there is therefore no material difference between their regulatory positions. Carnival would therefore ask P&O Princess to take all steps available to you under your written agreements with Royal Caribbean to ensure that Royal Caribbean now acts in a manner that is consistent with obtaining a positive clearance from regulators for its transaction with P&O Princess.

Peter, you acknowledged last February that Carnival had the superior financial proposal, but have questioned the deliverability of our offer from the outset of this process. Carnival has been accused of being indifferent between acquiring P&O Princess and breaking up the DLC, and you have contrasted this with the attitude of your "committed partner", Royal Caribbean. However, it is evident that to date we have devoted extensive resources to obtaining approval for our transaction, with no assistance from yourselves, whilst Royal Caribbean has deliberately sought to sabotage the antitrust process and, in turn, the prospects of both deals securing antitrust clearance.

Given that Carnival has now received EU clearance, and in light of our continued mutual commitment to obtaining clearances in the US and to concluding a transaction with P&O Princess, we believe firmly that both your value and deliverability conditions have now been satisfied. P&O Princess should, therefore, have no further reason not to meet with us and we believe it is clearly in the best interests of P&O Princess shareholders that such a meeting takes place.

I look forward to hearing from you.

Yours sincerely,

/s/ Micky Arison
----------------
Micky Arison
Chairman and CEO

cc       Lord Sterling of Plaistow, Chairman, P&O Princess Cruises plc"


ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett

APCO EUROPE
Tom Brookes                             Telephone: +32 2 645 9834

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
Mark Brooker
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Alistair Defriez
Philip Ellick

Terms used in this announcement have the same meaning as in the announcement dated 7 February 2002.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.